FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending September 29, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




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SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: September 29, 2003                                       By: Lorraine Day
                                                             ------------------
                                                                   LORRAINE DAY
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

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26 September 2003


                               GlaxoSmithKline PLC


GlaxoSmithKline PLC announces that, in accordance with the authority granted by shareholders at the Annual General meeting on 19th May 2003, it purchased for cancellation 790,000 of its Ordinary 25 pence shares on Friday 26th September 2003 at a price of 1264.35 pence per share.

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                              Director's Interests

I give below details of changes in director's interests in the Ordinary Shares of GlaxoSmithKline plc.

                   The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 26 September 2003, that as a result of movement in the fund on the 25 September 2003, the number of Ordinary Share ADRs held by the fund had decreased from 18,882,865 to 18,805,362 at an average price of $42.38.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

26 September 2003

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


25 September 2003           Abacus (GSK) Trustees Limited, as trustee of the
                            GlaxoSmithKline Employee Trust, ("the   GSK
                            Trust"), transferred 20,392 Ordinary Shares in the Company to participants in the SmithKline
                            Beecham Employee Share Option Plan 1991.


The Company was advised of this transaction on 29 September 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

29 September 2003

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


26 September 2003          The Administrators of the SmithKline Beecham
                           Employee Benefit Trust ("the Trust") notified the
                           Company on 29 September 2003 that 1,120 Ordinary shares had been transferred from the Trust to a participant in the SmithKline Beecham Bonus
                           Investment Plan.


The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and John Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

29 September 2003